Proxy

RECONVENED ANNUAL GENERAL MEETING

OF SHAREHOLDERS OF

ARIZONA STAR RESOURCE CORP. (the "Company")

TO BE HELD AT THE GEORGIA A ROOM, THE HYATT REGENCY HOTEL, 655 BURRARD STREET VANCOUVER, BRITISH COLUMBIA

ON THURSDAY, DECEMBER 16, 2004, AT 11:00 A.M.

The undersigned Shareholder ("Registered Shareholder") of the Company hereby appoints, Roger Richer, a Director of the Company, or failing this person, Stephen Kay, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the reconvened meeting (the "December 16th Meeting") of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said December 16th Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of directors at six (6).	________	________
		For	**Withhold**
2.	To elect as Director, Roger Richer	________	________
3.	To elect as Director, Clive Johnson	________	________
4.	To elect as Director, Stephen Kay	________	________
5.	To elect as Director, Barry Rayment	________	________
6.	To elect as Director, Paul Kostuik	________	________
7.	To elect as Director, Henry Fenig	________	________
8.	To appoint PricewaterhouseCoopers LLP as Auditors of the Company and to authorize the Directors to fix the Auditors' remuneration.	________	________
9.	To transact such other business as may properly come before the December 16th Meeting.		

IF YOU HAVE DEPOSITED A VALID PROXY 48 HOURS PRIOR TO THE ANNUAL GENERAL MEETING OF ARIZONA STAR SHAREHOLDERS HELD ON NOVEMBER 3, 2004, WHICH MEETING WAS ADJOURNED, AND YOU DO NOT INTEND TO CHANGE YOUR VOTE, NO FURTHER ACTION IS REQUIRED.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the December 16th Meeting.

SIGN HERE: ____

Please Print Name: ____

Date: ____

Number of Shares Represented by Proxy: ____

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the December 16th Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the December 16th Meeting begins.

5. ***A Registered Shareholder who is not able to attend the December 16th Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. Valid proxies relating to the matters herein which were deposited prior to the prior proxy cut-off of 2:00 p.m. (Vancouver time) on November 1, 2004, will be valid for the purposes of the December 16th Meeting unless a new form of proxy is submitted or such earlier proxy is otherwise revoked.

7. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the December 16th Meeting and revoke, in writing, the prior votes.

To be represented at the December 16th Meeting, this proxy form must be received at the office of *Computershare Trust Company of Canada* ***by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the December 16th Meeting, or adjournment thereof. The mailing address is:***

Computershare Trust Company of Canada
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524